

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 16, 2016

<u>Via E-mail</u>
Brian J. Harris
Chief Financial Officer
Summit Materials, Inc.
Summit Materials, LLC

Re: **Summit Materials, Inc.**
Summit Materials, LLC
Form 10-K for Fiscal Year Ended January 2, 2016
Filed February 22, 2016
File No. 1-36873
File No. 333-187556

Dear Mr. Harris:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Explanatory Note, page 5</u>

1. In light of the fact that your Form 10-K is a combined annual report being filed for both Summit Material and Summit Materials, LLC, please consider presenting a diagram that depicts the ownership structure for these two registrants.

<u>Item 2. Properties, page 41</u>

2. Please tell us if you consider any of your properties with quarries or other mines to be individually material. If so, please refer to paragraph (b) Industry Guide 7 for information related to additional property disclosure. Please note that for the purpose of Industry Guide 7 property disclosure reporting we generally consider properties in excess of ten percent of total assets or total revenue from the point of mineral extraction to the point of significant product sale to be material.

3. We note your disclosure regarding your acquisition of a cement plant and quarry in Davenport, Iowa. Please forward to our engineer as supplemental information and not as part of your filing, your technical report that establishes the legal, technical, and economic feasibility of the materials designated as reserves for this operation, as required by paragraph (c) of Industry Guide 7. The information requested includes, but is not limited to:

    •   Property and geologic maps

    •   Description of your sampling and assaying procedures

    •   Drill-hole maps showing drill intercepts

    •   Representative geologic cross-sections and drill logs

    •   Description and examples of your cut-off calculation procedures

    •   Cutoff grades used for each category of your reserves and resources

    •   Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

    •   A detailed description of your procedures for estimating reserves

    •   Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

    •   A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

    Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

Item 6. Selected Financial Data, page 49

4. Please expand your disclosures for the ratio of earnings to fixed charges to disclose the amount of the deficiency for each ratio that is less than one-to-one here and in Exhibit 12.1. Please refer to Instruction 2(a) of Item 503(d) of Regulation S-K for guidance.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 52
Results of Operations, page 59

5. We note that the percentage of aggregates supplied internally for your ready-mixed concrete
    and asphalt paving mixes significantly decreased from 80% for fiscal year 2014 to 26% for
    fiscal year 2015. Please provide a discussion as to why the internal use of aggregates
    significantly declined and how this change impacted your operating results.

Non-GAAP Performance Measures, page 59

6. We note from your reconciliation of Operating Income (Loss) to Gross Profit that your Gross
    Profit and Gross Margin measures exclude depreciation, depletion, amortization and
    accretion. Please revise the titles of these measures to clearly indication that they do not
    include those costs. Refer by analogy to SAB Topic 11B.

Liquidity and Capital Resources, page 75
Cash Paid for Capital Expenditures, page 80

7. Please disclose the amount of capital expenditures you anticipate spending for fiscal year
    2016.

Consolidated Balance Sheets, page 91
Consolidated Statements of Changes in Redeemable Noncontrolling Interest and Stockholders'
Equity

8. Please address the need to revise your line item and caption "Noncontrolling interest in
    Summit Inc." to "Noncontrolling interest in Summit Holdings."

 (1) Summary of Organization and Significant Accounting Policies, page 97

9. Please expand your disclosures to provide the material terms of the Class B common stock.

Inventories, page 99

10. We note that you have changed your accounting policy for stripping costs to be recognized in
    cost of revenue as incurred rather than in the same period as the revenue from the sale of the
    inventory. Please address each of the following for this change in accounting principle:
    *   How this change in accounting policy for stripping costs complies with the guidance in
        ASC 930-330-25-1;
    *   When you changed your accounting policy;
    *   How you accounted for this change in accounting policy;
    *   How you complied with the guidance in ASC 250-10-45-1 through 45-16; and

- Why you did not request your auditors to provide you with a preference letter to be filed as an Exhibit to the periodic report covering the period in which the change in accounting policy was made.

Property, Plant and Equipment, net, page 99

11. Please provide a more specific accounting policy for your depletion of your mining assets. In this regard, it is unclear what you mean by economic usage and what measurement you are using to determine usage. Please also clarify what you mean by "utilization of the asset" as it relates to the amortization of landfill airspace.

(2) Acquisitions, page 105

12. We note that you used $397.9 million of cash during fiscal year 2014 for acquisitions. Please expand your disclosures to provide the information required by ASC 805 for acquisitions completed during each period presented. Please refer to ASC 805-10-50-1 for guidance.

13. Please provide the disclosure required by ASC 805-30-50-1.a. for the goodwill recognized from the Davenport acquisition, as goodwill is 37.9% of the purchase price.

14. Please provide us with your calculations of the significance tests prepared in accordance with Article 1-02(w) of Regulation S-X for each of your completed acquisitions subsequent to July 2015 through the present.

(10) Income Taxes, page 111

15. We note that of your $263.8 million valuation allowance as of January 2, 2016, $249.4 million was recorded in connection with the deferred tax assets recognized as a result of your purchase of 18,675,000 LP units. Please explain why the remaining $14.4 million valuation allowance did not impact your effective tax rate for fiscal year 2015.

(21) Segment Information, page 125

16. Please revise your presentation of revenues by reportable segment to separately present revenues from external customers and revenues from transactions with other reportable segments in accordance with ASC 280-10-50-22.

17. Please revise your presentation of revenue by product and services to disclose the amount of revenue from external customers. If you believe it is impractical to provide this information, please provide us with a detailed explanation as to why and revise your disclosure to state this. Please refer to ASC 280-10-50-40 for guidance.

Mr. Harris
Summit Materials, Inc.
Summit Materials, LLC
May 16, 2016
Page 5

<u>Exhibit 99.1</u>
<u>(21) Senior Notes' Guarantor and Non-Guarantor Financial Information, page 33</u>

18. We note that prior to March 27, 2015, Continental Cement was not 100% owned and is a guarantor of debt registered beginning on June 10, 2013. Article 3-10 of Regulation S-X, requires financial statements and MD&A for those issuers and/or guarantor subsidiaries that do not meet all of the conditions listed in the exception paragraphs, which would include being 100% owned by the parent, in registration statements, Forms 10-K and Forms 10-Q. Please tell us why you have not provided the required financial statements and MD&A for Continental Cement in any of your periodic reports, which include periods prior to the parent obtaining 100% ownership in Continental Cement. Please note that any waiver requests for relief from the requirements of Article 3-10 of Regulation S-X should be made to the Division of Corporation Finance's Office of Chief Accountant.

19. Please revise your disclosures to clarify that all of the guarantor subsidiaries are 100% owned by the parent as defined in Article 3-10(h)(1) of Regulation S-X, if correct. Please note that "wholly-owned" has a different meaning than 100% owned per Article 1-02(aa) of Regulation S-X.

20. We note that the parent company, Summit Materials, LLC, and the finance subsidiary, Summit Materials Finance Corp. (Finance Corp), issued the 2020 Notes and the 2023 Notes. Please revise your disclosures to clarify, if true, that Finance Corp has no assets or operations. Otherwise, provide us with a comprehensive explanation as to how you determined your current presentation of presenting one column for the parent and Finance Corp complies with the presentation requirements in Article 3-10(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief

Office of Manufacturing and
Construction